Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

[...], 2021

VIA EDGAR TRANSMISSION

Ms. Yoon Choo
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
CrossingBridge Pre-Merger SPAC ETF (S000073002)

Dear Ms. Choo,

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 6, 2021 regarding the Trust’s Post-Effective Amendment No. 769 (“PEA No. 769”) to its registration statement, filed on behalf of its series, the CrossingBridge Pre-Merger SPAC ETF (the “Fund”). PEA No. 769 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on June 21, 2021 for the purpose of registering the Fund as new series of the Trust. The Trust is filing this PEA No. [...] (“PEA No. [...]”) under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

The Trust’s responses to your comments are as follows:

General Comments

1.Staff Comment: Please file supplementary responses no later than five business days before filing the subsequent 485(b) amendment.

Response: The Trust responds by confirming that this correspondence is being submitted at least five business days before the filing of PEA No. [...].

2.    Staff Comment: Please include the ticker symbol for the Fund.

Response: The Trust responds by making the requested revision.

3.    Staff Comment: Please provide the exchange that the Fund will be listed on.

Response: The Trust responds by making the requested revision.

Prospectus – Summary Section – Fees and Expenses of the Fund

4.    Staff Comment: Please provide a completed “Fees and Expenses of the Fund” table

Response: The fee table and expense example have been completed as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses(1)	0.80%
(1)Estimated for the current fiscal year.

Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years
$82	$255

Prospectus –Summary Section – Principal Investment Strategies

5.    Staff Comment: Please revise the first paragraph of the Fund’s investment strategy to address the following:

a.In the first sentence, please include “plus borrowings for investment purposes”.
b.The Fund’s 80% policy should include SPAC pre-merger entities.
c.As currently stated, the Funds 80% policy could be interpreted to include the criteria included in the 2nd part of the sentence – confirm supplementally that the criteria is intended to be included in the 80% policy and that the Fund may dispose of SPAC shares prior to a merger or liquidation.
d.Please explain that units refer to a unit of stocks or warrants.
e.Are there entities other than SPACs that have an interest in the trust account? If not, explain or clarify in the disclosure.
f.Please disclose whether the fund may invest in SPACs during any phase of the life cycle (i.e., IPOs). If the disclosure is accurate, specify that the Fund will not invest in SPACs that have commenced a merger or acquisition.
g.Please explain what a “Trust Account” is at an appropriate location in the strategy.

Response: The Trust responds by revising the first two paragraphs in the “Principal Investment Strategies” section as follows:

“The Fund is an actively managed exchange traded fund (“ETF”) that under normal market conditions will invest at least 80% of its net assets, plus borrowings for investment purposes, in shares of common stock and units of Special Purpose Acquisitions Companies (“SPACs”) that have yet to consummate a shareholder-approved merger or business combination. The Fund seeks to invest in publicly-traded

SPACs that at the time of purchase are trading at or below the SPAC’s pro rata share of the trust account. A SPAC (or “blank check company”) is a company with no commercial operations that is established solely to raise capital through an initial public offering (“IPO”) for the purpose of acquiring an existing operating company. A SPAC is publicly traded and is formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more other operating companies. Generally, a SPAC is formed by sponsors holding “founder shares” with an approximately 20% equity interest in the SPAC. The Fund may invest in securities offered in a SPAC IPO. As part of its participation in a SPAC IPO, pursuant to which the Fund will acquire SPAC common stock or units at or below the pro rata trust account value, the Fund may also receive additional securities that may include founder shares and founder warrants at no additional cost. Such founder shares or founder warrants may have restrictions on resale. Typically, a SPAC’s IPO net proceeds are placed in an interest-bearing trust account for the benefit of the SPAC’s common stock shareholders until a business combination is completed or the SPAC is liquidated for not having completed a business combination. Further, the SPAC sponsor may have contributed additional monies into the trust account to over-collateralize the amount in excess of the IPO net proceeds. The value of the trust account divided by the number of shares issued by a SPAC provides a pro rata trust account value. SPAC common stock shareholders of record have the right to redeem their shares for the pro rata trust account value rather than participating as a shareholder of a successful merger or business combination. Trust account proceeds that were not distributed to common stock shareholders exercising their redemption rights are contributed as cash to the successor entity and those SPAC common shareholders not exercising their redemption rights will receive common stock shares of the successor entity. Except to the extent that the Fund holds founder shares or founder warrants of a SPAC, the Adviser will submit a redemption notice to a SPAC sponsor or dispose of any SPAC common stock or units held by the Fund generally no later than 10 business days following the consummation of a shareholder-approved merger or business combination.

The Fund will invest primarily in U.S.-listed SPACs, and may also invest in SPACs that are domiciled or listed outside of the U.S., including in Canada, the Cayman Islands, Bermuda and the Virgin Islands. The Fund will invest in SPACs that have a minimum total market capitalization of $100 million at the time of purchase by the Fund. SPACs often have pre-determined time frames to complete a business combination (generally two years) or the SPAC will liquidate. Unless and until a business combination is completed, a SPAC generally invests its IPO net proceeds in U.S. government securities, U.S. agency securities, money market securities and cash, and such assets are held in a trust account.

SPACs may offer units, typically comprised of one share of common stock and a warrant (or portion of a warrant) to purchase common stock upon or after the business combination. A warrant is a security that allows its holder to purchase a specified amount of common stock at a specified price for a specified time. Depending on market pricing, the Fund generally intends to sell warrants that it receives in connection with the purchase of a SPAC’s units in order to reduce the cost basis of each investment, which may generate additional returns for the shareholder.”

6.    Staff Comment: Staff Comment: Please revise the second paragraph of the Fund’s investment strategy to address the following:

a.Please disclose whether the Fund’s investments in SPACs may be pursuant to public offerings, private placements, or both.
b.To the extent not currently addressed, add appropriate risks to the risk section and discussion.
c.Please disclose whether the Fund may investment in SPACs domiciled and listed in emerging market countries.

Response: The Trust responds by noting the response to Comment No. 5, above. The Trust responds supplementally by noting that the Fund will only invest in publicly-traded SPACs and does not intend to invest in SPACs domiciled or listed in emerging markets as a principal investment strategy. As noted in the response to Comment No. 5, the Fund may hold SPAC founder shares or founder warrants that may be subject to resale restrictions. To address the risk associated with holding such founder shares and founder warrants, the Trust will add “Liquidity Risk” disclosure to the Prospectus and further responds by revising the “Equity Securities Risks” and “Foreign Domicile Jurisdiction Risk” as follows, to account for the fact that the Fund may invest in SPACs domiciled or listed in Canada, the Cayman Islands, Bermuda and the Virgin Islands:

“Equity Securities Risks. The stock or other security of a company may not perform as well as expected, and may decrease in value, because of factors related to the company (such as poorer than expected earnings or certain management decisions) or to the industry in which the company is engaged (such as a reduction in the demand for products or services in a particular industry). Market and economic factors may adversely affect securities markets generally, which could in turn adversely affect the value of the Fund’s investments, regardless of the performance or expected performance of companies in which the Fund invests. Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. The Fund may invest in SPACs domiciled or listed outside of the U.S., including, but not limited to, Canada, the Cayman Islands, Bermuda and the Virgin Islands. Investments in SPACs domiciled or listed outside of the U.S. may involve risks not generally associated with investments in the securities of U.S. SPACs, such as risks relating to political, social, and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices. Further, tax treatment may differ from U.S. SPACs and securities may be subject to foreign withholding taxes.”

“Foreign Domicile Jurisdiction Risk. The Fund may invest in SPACs domiciled or listed outside of the U.S., including, but not limited to, Canada, the Cayman Islands, Bermuda and the Virgin Islands. Investments in SPACs domiciled or listed outside of the U.S. may involve risks not generally associated with investments in the securities of U.S. SPACs, such as risks relating to political, social, and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices. Further, tax treatment may differ from U.S. SPACs and securities may be subject to foreign withholding taxes.”

“Liquidity Risk. Liquidity risk exists when particular investments are difficult to purchase or sell, possibly preventing the Fund from selling such illiquid investments at an advantageous time or price. A lack of liquidity may also cause the value of investments to decline. Illiquid investments may also be difficult to value. The Fund may hold SPAC founder shares which may be subject to restrictions on resale.”

7.    Staff Comment: Please remove the third paragraph, including the bulleted list, of the Fund’s investment strategy.

Response: The Trust responds by making the requested revision.

8.    Staff Comment: Please revise the fourth paragraph of the Fund’s investment strategy to specify the types of fixed income securities in which the Fund intends to invest. Please include whether foreign or U.S.-dollar denominated, and whether the Fund will hedge for any currency risks and any limit on criteria, credit quality or duration.

Response: The Trust responds by revising the disclosure as follows:

“The Fund may invest in fixed income securities for cash management purposes or due to a lack of suitable investment opportunities. The Fund defines fixed income securities to include: bills, notes, bonds, debentures, convertible bonds, loan participations, syndicated loan assignments, floating-rate securities, and other evidence of indebtedness issued by U.S. or foreign corporations, governments, government agencies or government instrumentalities, including floating-rate securities, convertible bonds and preferred stocks. Floating-rate securities provide interest income that can increase or decrease with interest rates. The Fund invests in individual fixed income securities without restriction as to issuer credit quality, capitalization or security maturity. The Fund will only invest in fixed income securities denominated in U.S. dollars issued by issuers domiciled or listed in North America or developed markets.”

9.    Staff Comment: If the Fund may invest up to 20% of its income in fixed asset securities, please add appropriate disclosure.

Response: The Trust responds by adding the following disclosure:

“The Fund may invest up to 20% of its total assets in fixed income instruments denominated in U.S. dollars.”

10.    Staff Comment: Please revise the fifth paragraph to explain in plain English what is meant by “current pricing to the trust account” and “yield to expected liquidation”

Response: The Trust responds by revising the disclosure as follows:

“Investment decisions for the Fund are made by CrossingBridge Advisors, LLC (the “Adviser”). The Adviser will utilize both quantitative and qualitative analysis to identify investment opportunities with favorable attributes. Quantitative analysis will primarily focus on the current market price relative to the value in the SPAC’s underlying trust account as well as the yield to expected liquidation or redemption date. The shareholders of a SPAC’s common stock are entitled to the value of the trust account upon a redemption or liquidation of the SPAC. The Adviser calculates the yield to expected liquidation by comparing the current market price of a SPAC to the pro rata trust account value. For example, if a SPAC is trading below the pro rata trust account value, it is trading at a discount and the SPAC’s shareholders will have a positive yield to expected redemption or yield to expected liquidation date as they are entitled to 100% of their pro rata share of the trust account. SPACs generally have a mandatory liquidation date of two years or less. Prior to the liquidation date, if a SPAC enters into a merger or business combination holders of the SPAC’s common stock will have the right to redeem their common stock shares for their pro rata interest of the trust account. Qualitative analysis may include factors such as the SPAC sponsors’ background and experience, target industry, and terms of an announced transaction (i.e., a publicly announced merger or business combination between a SPAC and target company). The Adviser intends to purchase both SPAC common stock shares and SPAC units at, or below, the value of the underlying pro rata share of the trust account. Except with respect to any founder shares or founder warrants held by the Fund, the Adviser will submit a redemption notice or dispose of a SPAC’s common stock and units generally no later than 10 business days following the consummation of a shareholder-approved merger or business combination. The Adviser tracks publicly-traded SPAC common stock shares and units to evaluate return profiles. In managing the Fund’s portfolio, the Adviser will engage in frequent trading, which may result in a high portfolio turnover rate.”

11.    Staff Comment: Please revise the fifth paragraph to disclose what is meant by “an announced transaction”.

Response: The Trust responds by directing the Staff to the response to Comment No. 10 above.

Prospectus –Summary Section – Principal Risks of Investing in the Fund

12.    Staff Comment: Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

13.    Staff Comment: Please remove or revise the fifth sentence in the first paragraph which is duplicative of the second sentence.

Response: The Trust responds by removing the fifth sentence in the first paragraph.

14.    Staff Comment: With regards to “Associated Risks of Investments in SPACs”, please address the following, if applicable:

a.liquidity risk i.e., the potential for a thinly traded market in SPAC shares;
b.any restrictions on resale of SPAC securities;
c.dilution risk, e.g., later offering the SPAC or exercise of warrants;
d.price volatility of SPACs generally;
e.risk that a significant portion of the funds raised by a SPAC may be spent during the search for a target acquisition or merger;
f.any proposed acquisition or merger may be unable to obtain the requisite approval;
g.if the Fund receives redemption or liquidation proceeds the returns on that investment may be negligible and the fund may be subject to opportunity costs to the extent that alternative investments would have produced higher returns; and
h.the Fund may be delayed in receiving any liquidation or redemption proceeds.

Response: The Trust responds supplementally by noting that it does not believe liquidity risk or restrictions on resale are principal risks of investing in the Fund. As a principal investment strategy, the Fund will only invest in publicly-traded exchange-listed SPAC securities. Except with respect to any founder shares or founder warrants received in connection with participation in a SPAC’s IPO, the Fund will not invest in post-combination SPACs or SPAC securities that have restrictions on resale and will not invest in SPAC securities that the Adviser reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment. As noted in response to Comment No. 6, the Trust has added “Liquidity Risk” disclosure with respect to any holdings of founder shares or founder warrants that may have restrictions on resale. Furthermore, the Trust does not believe that costs related to the search for a target acquisition will present a principal risk to the value of the Fund’s investment in a SPAC’s common stock or units because such expenses are generally borne from assets invested in a SPAC by the SPAC sponsors and held outside the SPAC’s trust account. In response to Comment 14.g, the Trust will add disclosure regarding the impact on potential returns should a SPAC fail to complete a business combination, but the Trust believes the opportunity cost of selecting one investment over another is implicit in the “Active Management Risk” disclosure included under “Principal Risks of Investing in the Funds.” In addition, the Trust responds by revising the “Associated Risks of Investments in SPACs” disclosure as follows:

“Associated Risks of Investments in SPACs. The Fund invests in equity securities of SPACs, which raise assets to seek potential business combination opportunities. Unless and until a business combination is completed, a SPAC generally invests its assets in U.S. government securities, U.S. agency securities, money market securities, and cash. Because SPACs have no operating history or ongoing business other than seeking a business combination, the value of their securities is particularly dependent on the ability of the entity’s management to identify and complete a profitable business combination. There is no guarantee that the SPACs in which the Fund invests will complete a business combination or that any business combination that is completed will be profitable. If a SPAC does not complete a business combination, the Fund’s return on an investment in the common stock of the SPAC is limited to the difference between the purchase price and the SPAC’s pro rata trust account value. The market perception of a SPAC’s ability to complete a business combination could materially impact the market value of the SPAC’s securities. Public stockholders of SPACs may not be afforded a meaningful opportunity to vote on a proposed initial business combination because certain stockholders, including stockholders affiliated with the management of the SPAC, may have sufficient voting power, and a financial incentive, to approve such a transaction without support from public stockholders. As a result, a SPAC may complete a business combination even though a majority of its public stockholders do not support such a combination. Alternatively, an initial business combination that may be attractive to a SPAC’s sponsors may fail to get the approval of shareholders. Some SPACs may pursue a business combination only within certain industries or regions, which may increase the volatility of their prices. While the terms of warrants issued by SPACs will vary, to the extent warrants are exercisable prior to a business combination, the holders of a SPAC’s common stock may be subject to dilution which could reduce the holder’s proportional ownership in the SPAC. In recent market conditions, SPACs have been subject to significant price volatility.

15.    Staff Comment: With regards to “Associated Risks of Investment in SPACs”, please disclose that there is a question about whether SPACs may be considered investment companies and the potential implication and risks associated with such determination, and if it is determined that SPACs are investment companies, their activities may be restricted including, restrictions on investments in the issuance of securities which may make it difficult for them to complete their initial acquisition or merger. SPACs would also be subject to the corporate and governance structures of registered investment companies pertaining to reporting, record keeping, voting, proxies, disclosure and other compliance requirements which could raise the cost of operations. If the Fund will not include such disclosure, please supplementally explain the basis for not including this additional risk factor.

Response: The Trust responds supplementally by noting that the Trust does not currently view the potential that SPACs may be considered investment companies as a principal risk for the Fund. SPACs disclose their primary business purpose on the cover page of their IPO prospectus. A typical SPAC states that it is a blank check company whose purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and if it is unable to do so within a specified period of time (typically 18 to 24 months), it will liquidate and redeem the shares held by its public investors. SPACs do not invest in securities as the company’s primary business. SPAC IPO prospectuses make clear that the trust account is intended as a holding place for funds pending the earliest to occur of either the completion of an initial business combination or the failure to complete a business combination within a limited period of time. The Trust will continue to monitor developments with respect to the potential that SPACs may be considered investment companies and undertakes to update its principal risk factor disclosure as necessary. Furthermore, to the extent that the Fund is acquiring SPAC securities at or below the pro rata trust account value, the Trust believes the interests of Fund shareholders are protected given that SPAC common stock shareholders will be entitled to their pro rata share of the trust account regardless of any changes in the regulation of SPACs.

16.    Staff Comment: With regards to “Capital Gains Tax-Related Risk”, please discuss why dividends would be tax-free for shares that are not held in a tax-exempt account.

Response: The Trust responds by deleting the disclosure indicating that dividend income is expected to be tax-free.

17.    Staff Comment: With regards to “Common Stock Risk”, since the Fund expects to invest in common stocks and units of SPACs, for clarity, should this be combined with Equity Securities Risk?

Response: The Trust responds by combining “Common Stock Risk” with the disclosure for “Equity Securities Risk.”

18.    Staff Comment: With regards to “Fixed Income Securities Risk”, please tailor this risk to the specific types of fixed income securities in which the Fund intends to invest.

Response: The Trust responds supplementally by noting that it respectfully declines to add additional disclosure. The Trust believes that the disclosure in the existing “Fixed Income Securities Risk” and “U.S. Government and U.S. Agency Obligations Risk” covers the risks related to the Fund’s investments in fixed income securities.

19.    Staff Comment: With regards to “Foreign Domicile Jurisdiction Risk”, since the Fund expects to invest in common stocks and units of SPACs, for clarity, should this be combined with Equity Securities Risk?

Response: The Trust responds by respectfully declining to combine “Foreign Domicile Jurisdiction Risk” with “Equity Securities Risk.” The Trust has determined to leave “Foreign Domicile Jurisdiction Risk” as a standalone risk factor.

20.    Staff Comment: With regards to “General Market Risk”, for clarity please consider whether this should be combined with Market Risk?

Response: The Trust responds by deleting “General Market Risk”.

21.    Staff Comment: With regards to “Small Capitalization Investing Risk”, please tailor this risk factor to the Fund’s investments in SPACs.

Response: The Trust responds by revising the “Small Capitalization Investing Risk” as follows:

“Small Capitalization Investing Risk. The securities of small-capitalization companies may be more vulnerable to adverse issuer, market, political, or economic developments than securities of large- or mid-capitalization companies. Smaller capitalization SPACs will have a more limited pool of companies with which they can pursue a business combination relative to larger capitalization companies. That may make it more difficult for a small capitalization SPAC to consummate a business combination. The securities of small-capitalization companies generally trade in lower volumes and are subject to greater and more unpredictable price changes than large- or mid-capitalization stocks or the stock market as a whole. There is typically less publicly available information concerning smaller-capitalization companies than for larger, more established companies.”

22.    Staff Comment: With regards to “U.S. Government and U.S. Agency Obligations Risk”, if the Fund may also invest in U.S. government and agency securities, please revise the disclosure accordingly.

Response: The Trust responds by referring to the Staff to the response to Comment No. 5, above, in which the Fund’s principal investment strategy has been revised to indicate that the Fund may invest directly in U.S. government and U.S. agency securities and that a SPAC may invest IPO proceeds in both U.S. government and U.S. agency securities.

23.    Staff Comment: With regards to “Valuation Risk”, please supplementally confirm that valuation risk is a principal risk for the type of fixed income securities in which the Fund intends to invest.

Response: The Trust responds supplementally by confirming that “Valuation Risk” is a principal risk with respect to founder shares or founder warrants and certain fixed income securities that may be held by the Fund. The Trust further responds by revising the “Valuation Risk” as follows:

“Valuation Risk. The prices provided by the Fund’s pricing services or independent dealers or the fair value determinations made by the Fund’s valuation committee for SPAC founder shares or founder warrants, or certain fixed income securities held by the Fund, may be different from the prices used by other investment companies or from the prices at which securities are actually bought and sold. The prices of founder shares, founder warrants and certain fixed income securities provided by pricing services may be subject to frequent and significant change, and will vary depending on the information that is available.”

24.    Staff Comment: With regards to “Warrants Risk”, please consider whether this disclosure should be revised in light of the statement in the investment strategy that the Fund intends to sell warrants that it receives in connection with the purchase of a SPAC to reduce cost.

Response: The Trust responds supplementally by noting that market price will determine whether the Adviser will keep or dispose of the warrants. If deemed appropriate, the Adviser will sell off the warrants, but since it believes warrants are not fully priced, it believes exercising judgment is prudent. The Trust further notes the response to Comment No. 5, above, in which the Trust revised the disclosure regarding the circumstances under which the Fund will sell warrants.

25.    Staff Comment: Zero coupon convertible bonds are not mentioned in the Fund’s risk strategy disclosure. Please remove Zero Coupon Convertible Bond Risk, or revise the strategy discussion.

Response: The Trust responds by removing “Zero Coupon Convertible Bond Risk.”

Prospectus – Summary Section – Performance

26.    Staff Comment: Please supplementally provide the broad-based index the Fund intends to use as required by Instruction 2(b) to Item 4 of Form N-1A.

Response: The Trust responds supplementally by indicating that intends to use the ICE BofA 0-3 Year U.S. Treasury Index as its broad-based securities market index for Form N-1A disclosure purposes at such time as the Fund has completed a full calendar year of operations.

Prospectus –Fund Details

27.    Staff Comment: In “Fund Details”, please provide a more fulsome discussion on the salient features of SPACs.

Response: The Trust responds by making the requested revision.

Prospectus – Fund Details – Principal Investment Strategies

28.    Staff Comment: Please state in the prospectus that shareholders will receive 60 days’ notice of a change to the Fund’s 80% investment policy.

Response: The Trust responds by including the following disclosure in the “Fund Details – Investment Objective” section:

“The Fund may not make any change to its investment policy of investing at least 80% of net assets, plus borrowings for investment purposes, in shares of common stock and units of SPACs that have yet to consummate a shareholder-approved merger or business combination without first changing the Fund’s name and providing shareholders with at least 60 days’ prior written notice.”

29.    Staff Comment: If borrowing will be part of the Fund’s principal investment strategy, please provide disclosure in the summary section including how the Fund intends to borrow. If borrowing will not part of Fund’s principal strategy, please remove entirely or indicate this is a non-principal strategy.

Response: The Trust responds supplementally by noting that borrowing is a non-principal investment strategy of the Fund and the disclosure has been deleted.

30.    Staff Comment: Under “Temporary Strategies”, with regards to the words “normal”, “fundamental” and “non-fundamental”, please remove or explain supplementally why this language is appropriate .

Response: The Trust responds by revising the first sentence as follows: “The Fund may take temporary defensive measures in response to adverse market, political or other conditions as determined by the Adviser.”

31.    Staff Comment: In the second sentence of “Temporary Strategies”, please remove the qualification “could include but not limited to” and instead, specify all investments that may be made .

Response: The Trust responds by making the requested revision.

Prospectus – Fund Details – Principal Risks

32.    Staff Comment: In the last sentence of the first paragraph under “Associated Risks of Investments in SPACs”, please disclose whether this may hinder the Fund’s ability to dispose of shares no later than 10 business days following an acquisition or merger.

Response: The Trust responds by deleting the last sentence under “Associated Risks of Investments SPACs” as the Trust believes that the disclosure would be applicable only if the Fund were to hold SPAC securities for longer than 10 business days following a business combination.

33.    Staff Comment: Fixed income securities risk is included in the Item 4 disclosure. Please include the risk factor in this section.

Response: The Trust responds by making the requested revision.

34.    Staff Comment: With regards to “IPO Risk”, please confirm the accuracy of the statement with respect to initial SPAC IPOs. If accurate, please clarify that the risk factor applies to initial SPAC IPOs and tailor the discussion and include a corresponding risk in Item 4.

Response: The Trust responds by revising the “Initial Public Offerings (“IPO”) Risk” in the Item 4 and Item 9 disclosure as follows:

“Initial Public Offerings (“IPO”) Risk. The Fund may invest in securities offered in SPAC IPOs or in SPACs that have recently completed an IPO. The market value of SPAC IPO shares can have significant volatility due to factors such as the absence of a prior public market, unseasoned trading, a small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs and the Fund may lose money on an investment in such securities.”

Statement of Additional Information

35.    Staff Comment: Please change “illiquid securities” to “illiquid investments” throughout the SAI.

Response: The Trust responds by making the requested revision throughout the document.

Statement of Additional Information – Investment Restrictions – Fundamental Investment Restrictions

36.    Staff Comment: In the first sentence of fundamental investment restriction No. 3, please delete the carve-out or explain the importance of including it.

Response: The Trust responds supplementally by noting that SPACs are typically classified as a financial company and the Fund will invest at least 80% of its assets in SPAC securities. As a result, the fundamental investment restriction clarifies that the Fund may concentrate its investments in the equity securities of SPACs if SPACs are considered to be issued by members of an industry or group of industries.

37.    Staff Comment: In the second sentence of restriction No. 3, please include a carve out for private activity municipal bonds backed principally by the revenue and assets of a non-government entity.

Response: The Trust respectfully declines to add a carve out for “private activity municipal bonds” but will add the following disclosure immediately following the list of fundamental investment restrictions:

“In determining its compliance with the fundamental investment restriction on concentration, the Fund will look through to the user or use of private activity municipal bonds to determine their industry.”

Statement of Additional Information – Investment Restrictions – Non-Fundamental Investment Restrictions

38.    Staff Comment: Please compare the wording to the description of the Fund’s investment strategies and reconcile.

Response: The Trust responds by revising the wording of the Fund’s non-fundamental investment restriction as follows:

“The Fund will invest at least 80% of its net assets, plus borrowings for investment purposes, in shares of common stock and units of SPACs that have yet to consummate a shareholder-approved merger or business combination.

39.    Staff Comment: In the footnote, please note that the Fund and its Adviser may not ignore the investment of affiliated and unaffiliated investment companies when determining whether the Fund is in compliance with its concentration policy. To the extent the Fund has timely access to portfolio information on the underlying affiliated and unaffiliated investments, the fund should take that information into account when determining if it is in compliance with its own concentration policy and revise accordingly.

Response: The Trust responds by adding the following disclosure immediately following the list of fundamental investment restrictions:

“In determining its compliance with the fundamental investment restriction on concentration, the Fund will look through to the underlying holdings of any affiliated investment company and will consider its entire investment in any investment company with a policy to concentrate, or having otherwise disclosed that it is concentrated, in a particular industry or group of related industries as being invested in such industry or group of related industries.”

General

40. Staff Comment: Summarize in an appropriate location in the Prospectus the requirements set forth in section 11-08 of the Trust’s Declaration of Trust regarding the bringing of derivative actions that requires: (a) make a demand; (b) joining shareholder must hold at least 10% of the outstanding shares of the Trust, or 10% of the outstanding shares of the series or class to which such action relates; (c) the board is given a reasonable amount of time to consider and investigate a request; and (d) shareholder making a such a demand undertake to reimburse the Fund the expense of any adviser the Board hire in its investigation of the demand. In the event the Board determines not to bring the action, disclose that the provision notes in (b) and (d) above do not apply to claims arising under the federal securities laws.

Response: The Trust respectfully declines to add additional disclosure in response to the Staff’s comments in the Fund’s Prospectus as the Trust believes such disclosure would be covered by Item 22 of Form N-1A. Accordingly, the Trust responds by adding the following disclosure under “The Trust” in the Fund’s Statement of Additional Information:

“Pursuant to the Trust’s Amended and Restated Declaration of Trust (the “Declaration of Trust”), and subject to the limitations disclosed in the Declaration of Trust, a Fund shareholder may only bring a derivative action if (i) the shareholder or shareholders make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; (ii) shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act who hold at least 10% of the outstanding voting securities of the Trust, or 10% of the outstanding voting securities of the series or class to which such action relates, shall join in the request for the Trustees to commence such action; and (iii) the Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim. The Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action.”

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If you have any additional questions or require further information, please contact Jay Fitton at (513) 629-8104.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers